UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                         X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Pursuant to the terms and conditions of the issuance of preferred securities contingently convertible into ordinary shares of BBVA, carried out by BBVA on 24 September 2018 for a total amount of EUR 1,000 million, with ISIN code ES0813211002 (the “Issuance”), and once the prior consent from the Regulator has been obtained, BBVA hereby announces its irrevocable decision to early redeem the Issuance on 24 September 2023 (i.e., the First Reset Date).

The Redemption Price per Preferred Security shall be EUR 202,937.50, which is equal to the Liquidation Preference plus any unpaid Distributions accrued until (but excluding) 24 September 2023, and shall be paid to Holders in accordance with the terms and conditions of the Issuance.

Madrid, 21 July 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 21, 2023	By:	/s/ José María Caballero Cobacho

	Name:	José María Caballero Cobacho
	Title:	ALM Director